Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sunshine Silver Mines Corporation:

We consent to the use of our report dated July 07, 2011 with respect to the consolidated balance sheet of Sunshine Silver Mines Corporation as of December 31, 2010, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year ended December 31, 2010 and the information included in the cumulative from inception presentation for the period January 1, 2010 to December 31, 2010 (not separately presented herein), included herein.

We consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

New York, New York

August 9, 2011